Exhibit 4.4

ABB Ltd Long Term Incentive Plan

Long Term Incentive Plan (LTI Plan)

1.                     Introduction

The present rules are the plan rules (the Plan Rules) for grants under the long term incentive plan (the Plan) to United States participants for executives of such grades in ABB’s grading system as the Compensation Committee (the CC) may from time to time determine (such executives herein referred to as “Eligible Executives”).

The Plan has been approved by the board of directors of ABB Ltd (the ABB Board) upon the recommendation of the CC.

In the Plan Rules the expression CC is for simplicity reasons used also in situations where a decision or determination is made by the ABB Board or (with respect to participants who are not on the Executive Committee) the CEO of ABB Ltd.

2.                     General principles

2.1                  The Plan is offered by ABB Ltd to Eligible Executives as an incentive for them to maximize long-term shareholder value of ABB Ltd. The Plan thus helps align the interests of the Eligible Executives with those of ABB.

2.2                  The Plan is not part of the salary of the respective Eligible Executive and not part of his/her employment contract but is a voluntary, separate and distinct opportunity outside the scope and reach of the employment relation.

2.3                  Each Eligible Executive (subject to Section 3.1) will receive a written invitation to participate in a launch under the Plan. Each Eligible Executive who decides to participate in a launch under the Plan (Plan Participant) will be granted shares of ABB Ltd (each a Share) on a conditional basis (Conditional Grant). The number of Shares granted conditionally (Conditional Share Grant Size) and the grant date (Grant Date) will be set forth in a separate communication to each Plan Participant.  Failure to accept a Conditional Grant will result in it being forfeited.

2.4                  Subject to what the CC may determine with respect to any grant, the Shares to be received by each individual Plan Participant in respect of any grant will vest on the first day (Vesting Date) following the end of the third year after the Grant Date (such three-year period being the Vesting Period).

For the purpose of the Plan Rules, a “Reference Period” shall mean the period of time beginning 20 Trading Days prior to the date of publication of the press release regarding ABB’s fourth quarter and full year financial results (Press Release Date) and ending 20 Trading Days after the Press Release Date.

For the purpose of the Plan Rules, a “Trading Day” is a day when a closing price for transactions in Shares on the SIX Swiss Exchange is available.

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2.5                  The CC reserves the right not to grant all or a portion of any Conditional Grants for any year or to terminate the Plan at any time without prejudice to Conditional Grants that have not vested.

2.6                  The Reference Price for all Conditional Grants under any particular Plan will be the average of the closing prices of the Share on the SIX Swiss Exchange on each Trading Day during the Reference Period immediately preceding the Conditional Grant except the Press Release Date.

3.                     Eligibility

3.1                  Subject to Section 3.2, participation in the Plan is restricted to employees who are Eligible Executives on the Grant Date. No Eligible Executive who has submitted a notice of termination of his/her employment or who has received a termination notice from his/her employer or who has otherwise agreed to leave his/her employer may participate in the Plan unless otherwise agreed by the CC. The foregoing shall not apply if such Eligible Executive is or will be employed by ABB Ltd or a subsidiary of ABB Ltd (collectively ABB).  Further, the CC may at any time at its sole discretion determine that one or more Eligible Executives shall not participate in the Plan.

3.2             Notwithstanding anything contained herein to the contrary, the CC may at its own discretion decide to invite a new Eligible Executive to receive one or more Conditional Grants at a later date than foreseen in Section 2.4 provided at least 6 months remain of the corresponding Vesting Period. The Reference Price used to determine such Conditional Grants will be the same as for the other Conditional Grants for that launch under the Plan. Unless otherwise determined by the CC the following shall apply to each such Conditional Grant:

1.    the Grant Date with respect to such Conditional Grant shall be the date set forth in the Summary of Key Terms for the new Eligible Executive;

2.    the Conditional Share Grant Size will be reduced to take into consideration the shorter period of service of the new Eligible Executive except that no such reduction shall occur in respect of Conditional Grants for which less than 6 months of the Vesting Period has lapsed at the time when the individual becomes an Eligible Executive;

3.    the Vesting Period with respect to each relevant Conditional Grant will not change; and

4.    a grant under this Section 3.2 shall be treated as a Conditional Grant for all purposes of the Plan.

4.                     Conditional Share Grants

4.1                  The CC will determine the criteria relating to Conditional Share Grants for Plan Participants under this Plan, including grant size, any applicable performance criteria (which may include earnings per share, relative total shareholder return and/or such other performance metrics as may be determined by the CC in its discretion), vesting, settlement, and treatment of leavers, which criteria may vary from year to year and from Plan Participant to Plan Participant.  All Conditional Share Grants and the criteria applicable thereto shall be approved by the CC, and this information will be separately communicated to the Plan Participants in writing as part of the grant materials related to the relevant launch under this Plan.

5.                     Change of Control

5.1                  For the purpose of the Plan, a “Change of Control”  means the occurrence of any of the following events:

1.    the acquisition in one or more transactions by any person or group, directly or indirectly, of beneficial ownership of Shares representing more than fifty percent (50%) of the voting rights pertaining to the total number of outstanding Shares; provided, however, that any acquisition of Shares by ABB or any of its subsidiaries, or any employee benefit plan (or related trust) sponsored or maintained by ABB or any of its subsidiaries shall not constitute a Change of Control;

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2.       the liquidation of ABB other than in connection with the reorganization, merger or consolidation of ABB into or with another person or entity, by which reorganization, merger or consolidation the persons who held Shares representing one hundred per cent (100%) of the voting rights pertaining to the total number of outstanding Shares prior to such reorganization, merger or consolidation receive or continue to hold shares representing more than fifty per cent (50%) of the voting rights pertaining to the total number of outstanding shares of the new or continuing corporation; or

3.    the reorganization, merger or consolidation of ABB into or with another person or entity, other than in circumstances where as a result of such reorganization, merger or consolidation the persons who held Shares representing one hundred percent (100%) of the voting rights pertaining to the total number of outstanding Shares prior to such reorganization, merger or consolidation receive or continue to hold shares representing more than fifty per cent (50%) of the voting rights pertaining to the total number of outstanding shares of the new or continuing corporation.

5.2            If a Change of Control occurs, it will be treated as an Early Vesting Event and the “Early Vesting Date” for such purposes shall be the date of the Change of Control. The Conditional Share Grant Size shall be reduced pro rata based on the time which remains of the related Vesting Period(s) when the Early Vesting Date occurs (not taking into consideration any reduction thereof pursuant to this Section) and the Conditional Share Grant will vest immediately at the target achievement level.

6.                     Forfeiture due to Illegal Activity

6.1          In addition to any applicable forfeiture or claw-back policies adopted by ABB from time to time, if ABB reasonably believes that a Plan Participant has engaged in any illegal activity relating to his/her employment with ABB Ltd or one of its subsidiaries, or an error (including a misstatement or omission)  is found in any published financial statements of ABB Ltd or one of its subsidiaries, requiring a material downward restatement or which otherwise is material to ABB Ltd or the subsidiary, then the ABB Ltd Board shall have the right to determine, in its sole discretion, that all of such Plan Participant’s Conditional Grants under this Plan that have not yet vested, including any shares that are to vest after the Plan Participant’s last day of employment, shall be forfeited.  The ABB Ltd Board shall also have the right to require such Plan Participant to pay to ABB Ltd an amount equal to the value, on delivery, of any Shares (including any portion thereof settled in cash) delivered to such Plan Participant under this Plan. ABB Ltd shall notify the relevant Plan Participant of any such decision.

7.                     Trading

7.1                  The trading platform established for this Plan is the principal mechanism to be used for the sale of holdings arising under this Plan.

7.2                  Notwithstanding Section 7.1, the authorised ABB representative may agree to facilitate the sale or transfer of all or a portion of such holdings.  In such case, the ABB representative will accept verbal or written instructions from you and communicate in writing such instruction to the Plan Administrator. ABB and the Plan Administrator will be held harmless by you when acting in accordance with such instructions.

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8.                     Legal and regulatory considerations

8.1                  Each Plan Participant must satisfy himself/herself that he/she is entitled to receive and hold the Shares delivered hereunder as well as the related Conditional Grants according to the laws to which he/she is subject as resident and/or citizen.

8.2                  The right to receive the Shares as well as the related Conditional Grants and any subsequent sale of any Shares received will be subject to such requirements, conditions, restrictions, limitations or prohibitions as may be imposed for the purpose of complying with mandatory laws (including but not limited to securities laws and insider trading laws) and regulations of countries concerned.

8.3                  The Shares issued pursuant to the Plan may not be sold in the United States, unless pursuant to a registration statement or pursuant to an exemption from registration under United States Securities Act of 1933, as amended. Plan Participants are advised to consult with legal advisors as to any other applicable restrictions with regard to selling the Shares.

8.4                  The Plan Participants may be subject to securities law and/or regulations on insider dealings in the respective jurisdictions. Therefore, Plan Participants are advised to consult with legal advisors in their jurisdiction as to any restrictions with regard to participating in the Plan or dealing with Shares conveyed under the Plan. For avoidance of doubt, Plan Participants are also reminded that they are required to comply with ABB policies with respect to insider trading.

9.                     Tax considerations

9.1                  Neither ABB Ltd nor any of its subsidiaries makes any representation as to the tax consequences of participation in the Plan. Tax consequences are difficult to predict and vary from country to country and from time to time. Each Plan Participant therefore has to inform himself/herself of the tax consequences of his/her participation in the Plan.

9.2                  There are circumstances where an existing or former employer of a Plan Participant may be obliged to account for tax for which the Plan Participant in question is liable in connection with the Plan. The employer of each Plan Participant shall have the right to undertake any measures relating to the Vested Award which it may consider suitable or required in order to ensure that such tax is paid.

9.3                  Social security charges which may be levied on a Plan Participant by reason of his/her participation in the Plan will be paid by the employer of the Plan Participant.

10.                  Variation of capital

10.1               In the event of (i) any variation of the share capital of ABB Ltd, (ii) a demerger of any substantial business or direct or indirect subsidiary of ABB Ltd, (iii) the payment of a special dividend by ABB Ltd, or (iv) another comparable event as determined by the CC which occurs prior to the delivery of any Shares, the CC will, following the taking of advice from the Bank, make such adjustments (if any) to the relevant Conditional Share Grant Size of any current Conditional Grants to which a Plan Participant may be entitled as it considers appropriate in light of the occurrence of such event.

11.                  American Depository Shares

11.1               For some Plan Participant(s) the Shares may be replaced by American Depository Shares (ADS) representing Shares to the extent deemed appropriate or necessary by ABB Ltd. In such instances and for the Plan Participants concerned, “Shares” shall be deemed to mean ADS except with respect to the definition of Change of Control in Section 5.1 or as otherwise specified herein. Such ADS shall be subject to the same selling restrictions as discussed in Section 8.3 above with respect to the Shares.

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12.                  Implementation of and Amendments to the present Plan Rules

12.1               The CC shall have the exclusive right to interpret the Plan Rules and make all determinations foreseen to be made thereunder. In doing so, the CC may at any time deviate from any provisions of the Plan Rules with respect to one or more individual Plan Participants in connection with any unvested Conditional Grant provided such deviation does not materially and adversely affect such Plan Participant/s.

12.2               All conditions pertaining to the present Plan Rules are subject to changes determined by the CC at any time provided that no such changes can be made with respect to any unvested Conditional Grant if they would materially and adversely affect the interests of the Plan Participants generally

13.                  Data privacy

For the sole purpose of administration and operation of the Plan and Plan Participant’s participation in the Plan, personal data about the Plan Participant (including data about transactions, shareholdings and benefits derived from the Plan) may without prior notification to the Plan Participant:

a)         be exchanged between his/her employing company and ABB Ltd, Switzerland and any other party in any jurisdiction within or outside the EU engaged by ABB Ltd for the administration and/or operation of the Plan; and

b)         be processed and/or stored electronically or using other media by ABB Ltd, Switzerland and any other party  in any jurisdiction within or outside the EU engaged by ABB Ltd for the administration and/or operation of the Plan.

By deciding to participate in the Plan, the Plan Participant consents to such exchange of and processing and storing of personal data during and after termination of his/her employment.

In addition to the above, by deciding to participate in the Plan the Plan Participant agrees that, during and after termination of his/her employment, personal data mentioned in this Section 14 may be disclosed at the request of tax- or other authorities in countries where Plan Participants are or will be employed.

For further general information about the processing of your personal data, please read the employee data privacy notice (https://new.abb.com/privacy-notice/employee)

14.                  Section 409A

14.1               Any Conditional Award granted under the Plan to a Plan Participant to whom Section 409A of the Internal Revenue Code of 1986, as amended, of the United States (the “Code”) may apply (a “US Plan Participant”) shall be subject to this Section 14.

14.2               To the extent applicable, this Plan and the Conditional Grant documentation thereunder shall be interpreted in accordance with Section 409A of the Code and the Department of Treasury and other interpretive guidance issued thereunder (collectively, “Section 409A”). Notwithstanding any other provision of this Plan or any Conditional Grant documentation, if at any time the CC determines that any Conditional Grant or payment with respect thereto may be subject to Section 409A, the CC shall have the right in its sole discretion (without any obligation to do so or to indemnify the US Participant or any other person for failure to do so) to adopt such amendments to the Plan or the applicable Conditional Grant documentation, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the CC determines are necessary or appropriate for the Conditional Grants or any payment with respect thereto to be exempt from the application of Section 409A or to comply

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with the requirements of Section 409A. ABB makes no representations or warranties as to the tax treatment of Conditional Grants or any payment with respect thereto under Section 409A or otherwise. ABB shall have no obligation under this Section [14.2] or otherwise  to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to the Conditional Grants or any payment with respect thereto and shall have no liability to the US Participant or any other person if any Conditional Grants or any payment with respect thereto is determined to constitute non-compliant "nonqualified deferred compensation" subject to the imposition of taxes, penalties and/or interest under Section 409A.

14.3               Notwithstanding anything in the Plan or any Conditional Grant documentation to the contrary, the following provisions shall apply to each US Plan Participant:

a)       Vesting of any Conditional Award and payment of any Shares shall be made in accordance with the Plan or any Conditional Grant documentation thereunder upon and following a US Plan Participant’s termination of employment only if such termination constitutes a "separation from service" from ABB and its subsidiaries within the meaning of Section 409A(a)(2)(A)(i) of the Code (a “Separation from Service”).  In the event that a US Plan Participant's termination of employment does not constitute a Separation from Service, all Conditional Awards for which the Vesting Period has not been completed as of the date of termination of employment shall be forfeited and cancelled as of the date of termination of employment, regardless of whether any applicable performance or other vesting criteria have been achieved.

b)       If a US Plan Participant is a "specified employee" (within the meaning of Section 409A) at the time of such US Plan Participant's Separation from Service, as determined by the CC in its sole discretion, no amounts shall be paid to such US Plan Participant under this Plan or any Conditional Grant documentation during the six (6)-month period following such US Participant's Separation from Service to the extent that the CC determines that payment of such amounts would constitute a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then as soon as practicable after the end of such six (6)-month period (or the date of the US Plan Participant's death, if earlier) (the “Delayed Payment Date”), ABB shall pay to the US Plan Participant in a lump-sum such amounts that would have otherwise been payable to the US Plan Participant prior to the Delayed Payment Date.

Any acceleration of vesting or payment authorized by the CC pursuant to the Plan or any Conditional Grant documentation in connection with a Change of Control shall be provided to a US Plan Participant only if such Change of Control constitutes a "change in control event" within the meaning of Section 409A. Any such acceleration of vesting or payment must occur within the 30 day period prior to the Change of Control and the US Plan Participant shall have no right to designate the taxable year of payment.

15.                  Governing Law and Dispute Resolution

15.1               These Plan Rules and any other agreements entered into and any documents issued or delivered in connection with the implementation of this Plan are governed by Swiss substantive law.

15.2               Any dispute, controversy or claim arising under, out of or relating to these Plan Rules, in particular as to their existence, validity, interpretation, performance, breach or termination, including tort claims, shall be decided by the commercial court of the Canton of Zurich.

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